December 29, 2020

Ms. Samantha Brutlag

Ms. Christina Fettig

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  Wells Fargo Funds Trust, File Nos. 333-251024 and 811-09253 (the “Registrant”)

Dear Ms. Brutlag and Ms. Fettig:

On behalf of the Registrant, I am responding to your comments delivered via telephone on December 17, 2020, and on December 18, 2020 to the registration statement initially filed November 30, 2020 on Form N-14, accession no. 0001081400-20-001355 (the “Registration Statement”).  The Registration Statement relates to the acquisition of the assets (merger) of the Wells Fargo Cash Management Money Market Fund (the “Target Fund”) by the Wells Fargo Heritage Money Market Fund (the “Acquiring Fund”) and includes a Prospectus/Information Statement (the “Prospectus/Information Statement”).

Disclosure Comments:

Comment 1:     On the Front Cover of the Prospectus/Information Statement, you asked that we bold the following sentences:  “The merger does not require approval by Target Fund shareholders.  We Are Not Asking You for a Proxy and You are Requested Not to Send Us a Proxy.”

Response 1:      The requested change has been made.

Comment 2:     You asked that we explain to the staff why approval by Target Fund shareholders is not required to complete the merger. F

Response 2:      The Registrant submits that the merger meets the requirements of Rule 17a-8 under the Investment Company Act of 1940 for consummation with Board approval only and without Target Fund shareholder approval.

Comment 3:     You requested that we bold all references to the Exhibits included in the Prospectus/Information Statement in order to highlight the Appendices to shareholders.

Response 3:      The requested change has been made.

Accounting Comments:

Comment 1:     As required by the FAST Act, you requested that update the prospectus/proxy statement or prospectus/information statement and related Statement of Additional Information (“SAI”) to include hyperlinks for all documents incorporated by reference into the Registration Statement.

Response 1:      The requested update has been made.

Comment 2:     You requested that we update the cover page of the prospectus/information statement to include the semi-annual report for both the Target Fund and Acquiring Fund, as applicable, in the incorporation by reference.

Response 2:      The requested update has been made.

Comment 3:     In the section entitled SHAREHOLDER FEE AND FUND EXPENSE COMPARISON, you requested that we confirm that the “Annual Fund Operating Expenses” table reflects the current fees in accordance with Item 3 of Form N-14 for both the Acquiring Fund and the Target Fund.

Response 3:      As called for in Item 3 of Form N-14, we confirm that the fees contained in the Annual Fund Operating Expenses table reflect the current fees for both the Acquiring Fund and the Target Fund.

Comment 4:     In the section entitled SHAREHOLDER FEE AND FUND EXPENSE COMPARISON, you requested that we include additional footnotes to the “Annual Fund Operating Expenses” table describing the expense waivers currently in effect for both the Acquiring Fund and the Target Fund pre-merger.

Response 4.      The requested update has been made.

Comment 5:     In the section entitled SHAREHOLDER FEE AND FUND EXPENSE COMPARISON, you requested that we confirm that the contractual management fee waiver for the Acquiring Fund pre-merger included in the “Annual Fund Operating Expenses” table will be in effect for at least one year from the effective date of the Registration Statement.

Response 5:      We confirm that the Acquiring Fund’s pre-merger contractual management fee waiver will be in effect for at least one year from the effective date of the Registration Statement.

Comment 6:     In the section entitled SHAREHOLDER FEE AND FUND EXPENSE COMPARISON, you asked that we amend each footnote to the “Annual Fund Operating Expenses” table to include the actual management fee waiver rather than simply referring to the net annual fund operating expense number included in the table.

Response 6:      The requested change has been made.

Comment 7:     In the section entitled SHAREHOLDER FEE AND FUND EXPENSE COMPARISON, you asked that we update the disclosure in the introductory paragraph relating to the “Example of Fund Expenses” table to specify the length of the management fee waiver included in the calculation of each example of fund expense number provided.

Response 7:     The requested change has been made.

Comment 8:     In the section entitled ADDITIONAL INFORMATION REGARDING THE EXPENSE OF THE FUNDS, you asked that we update the disclosure to include the relevant comparative information for the Target Fund.

Response 8:     The requested change has been made.

Comment 9:     In the “Narrative Pro Forma Financial Statements” included in the SAI, you requested that we update the disclosure to include an additional Note relating to the “use of estimates.”

Response 9:     The requested update has been made.

Comment 10:   In the “Narrative Pro Forma Financial Statements” included in the SAI, you asked that we consider including additional detail in basis points (bps) relating to the expense adjustments expressed in dollars.

Response 10:    We respectfully decline to make the change.

Comment 11:   In the “Narrative Pro Forma Financial Statements” included in the SAI, you asked that we consider including detailed information relating to the anticipated costs of the reorganization.

Response 11:    As disclosed in the Registration Statement, Wells Fargo Funds Management, LLC (“Funds Management”) or its affiliates will bear all expenses incurred in connection with the merger (other than brokerage and transaction costs associated with the sale or purchase of portfolio securities in connection with the merger). As such, we respectfully decline to make this change.

Comment 12:   In the fourth bullet of the section entitled “What do we believe are some key benefits of the fund merger?” on the Front Cover of the Prospectus/Information Statement, you asked that we consider including a reference to the Target and Acquiring Fund’s additional sub-adviser, Wells Capital Management Singapore.

Response 12:    We respectfully decline to make this change as this section is intended to be a brief overview of the key highlights that Funds Management believes are benefits and not intended to be an exhaustive list of characteristics of the Funds.  Detailed information about Wells Capital Management Singapore is included later in the Prospectus/Information Statement.

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Comment 13:   In the section entitled SHAREHOLDER FEE AND FUND EXPENSE COMPARISON, you noted that the introductory disclosure to the “Annual Fund Operating Expenses” table indicates that the expenses shown in the table reflect the actual expenses incurred for the most recent fiscal year. You asked that we revise this language as the most recent prospectus for both the Target and Acquiring Funds indicates that expenses for the Service Class have been adjusted to reflect current fees and expenses.

Response 13:    The requested change has been made.

Comment 14:   In relation to the earlier comment to incorporate by reference both the Target and Acquiring Fund’s semi-annual report, you asked that we consider removing Exhibit C from the Prospectus/Information Statement.

Response 14:    The requested change has been made.

Comment 15:   In relation to the earlier comment to incorporate by reference both the Target and Acquiring Fund’s semi-annual report, you requested that we include a reference to the Target Fund’s semi-annual report in the SAI to the Prospectus/Information Statement.

Response 15:    The requested change has been made.

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The Registrant filed a definitive Prospectus/Information Statement on December 30, 2020. Such filing incorporated your comments, where applicable, as outlined in this letter, and made other non-material changes.

Please feel free to call me at (617) 571-3275 if you have any questions or comments in this matter.

Sincerely,

/s/ Maureen E. Towle

Maureen E. Towle

Senior Counsel

WELLS FARGO FUNDS MANAGEMENT, LLC